Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

24th July, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL


09046651

Dear Sir,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them

(1) dated 23rd July, 2009 in the matter of convening Board Meeting to be held on 31st July, 2009, and

(2) dated 24th July, 2009 alongwith completed format being intimation of the Record Date fixed for payment of Interim Dividend, if declared by the Board at its meeting to be held on 31st July, 2009.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

7/29

File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

24th July, 2009

The General Manager
Corporate Relationship Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Notice of Record Date

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we enclose herewith a duly completed format being intimation of the Record Date fixed on Wednesday, the 5th August, 2009 for the purpose to determine the entitlements of the shareholders for the Interim dividend, if declared at the meeting of the Board of Directors to be held on 31st July, 2009.

You are requested kindly to take the same on record and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl. :- As above

Copy to: National Securities Depository Limited - Fax 022 24972993/24976351
Central Depository Services (India) Limited - Fax 022 22723199/ 22722072

12g2. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Name of the Company: **Reliance Communications Limited**

Security Code*	Type of Security & paid up value	Book Closure From	To	Record Date	Purpose
RCOM* 532712**	Equity Shares Rs. 5 paid-up	N. A.		Wednesday, 05-08-2009	To determine entitlement of shareholders for payment of Interim dividend for the year 2008-09, if declared by the Board of Directors of the Company.

* As per the National Stock Exchange of India Limited
** As per the Bombay Stock Exchange Limited

For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Date: 24.07.2009

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

July 23, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: (1) **Unaudited financial Results for the quarter ended 30th June, 2009.**
(2) **Declaration of interim dividend for the year 2008-09.**

In terms of Clause 41 and 19 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, the 31st July, 2009, inter alia, to consider and approve:

(1) Unaudited Financial Results of the Company for the quarter ended 30th June, 2009
(2) Declaration of interim dividend for the year 2008-09.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary